Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Tel. +1.212.309.6000

Fax: +1.212.309.6001

www.morganlewis.com

Richard F. Morris

Partner

+1.212.309.6650

richard.morris@morganlewis.com

August 28, 2015

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Global Currency Gold Trust

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted December 31, 2014

CIK No. 0001618181

Dear Ms. Aberg:

This letter is submitted by The Global Currency Gold Trust (the “Company”) in response to your letter dated January 30, 2015, relating to the above referenced filing by the Company. Concurrently with the submission of this letter, the Company is filing the Form S-1 publicly via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Company’s responses. References in the Company’s responses to page numbers in the Registration Statement are to page numbers in the marked version of the Registration Statement that was submitted to the Staff to show changes from the draft registration statement submitted on December 31, 2014.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Harrisburg Hartford Houston London Los Angeles Miami Moscow

New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Tokyo Washington Wilmington

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

August 28, 2015

General

1.	We will continue to monitor future amendments for your response to comment 7 of our letter dated September 25, 2014.

RESPONSE: We have added disclosure regarding the conflicts of interests among our service providers. In this regard, there are conflicts of interest among the Custodian, the Gold Delivery Provider, J.P. Morgan Securities plc or their affiliates and the Fund. Please see the risk factor at page 28 entitled “There are conflicts of interest among the Custodian, the Gold Delivery Provider, J.P. Morgan Securities plc or their affiliates and the Fund.”

Prospectus Summary, page 1

2.	We have reviewed your response to comment 14 of our letter dated September 25, 2014. Please revise your prospectus summary to briefly describe how the Gold Delivery Agreement swap will be used by the fund. We note your disclosure on page 4 that you will not get exposure using traditional swaps. Please also revise your disclosure to describe how the Gold Delivery Agreement differs from traditional swaps.

RESPONSE: We have revised the prospectus summary at page 2 to describe the Gold Delivery Agreement in detail and to explain how the Gold Delivery Agreement will be used by the Fund. It is important to note that the Gold Delivery Agreement is not a swap contract in the traditional sense and is not understood as such by the parties. Additional discussion of the analysis of the Gold Delivery Agreement as a swap contract under the Commodity Exchange Act has been added to the Section entitled “The Gold Delivery Provider and the Gold Delivery Agreement” at Page 62.

Trust Objective, page 3

3.	We have considered your response to comments 8 and 16 in our letter dated September 25, 2014. Please tell us whether the arrangement to cover such custodial and delivery provider fees is memorialized via agreement and direct us to such disclosure. We may have further comment.

RESPONSE: The fact that the Sponsor will receive an annual fee of a specified percentage of the daily net asset value of the Fund is disclosed in the Registration Statement. The actual percentage of the Sponsor’s fee has not yet been determined and when it is determined it will be disclosed in a future amendment to the Registration Statement. Please see disclosure at Page 10 under the subheading “Sponsor’s Fee,” Page 20 in the risk factor titled “Because of the Fund’s expenses a share in the Fund will need to realize a return …” and Page 54 under the heading “Fund Expenses” all of which provide information about the Sponsor’s fee and the payment by the Sponsor of various Fund expenses.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

August 28, 2015

Objective of the Fund

Comparing the Performance of the Index and the Gold Price, page 45

4.	We have considered your revisions in this section in response to comments 5 and 12 in our letter dated September 25, 2014. Please supplementally provide us with highlighted copies of the Bloomberg and World Gold Council materials that served as the basis for these figures. Please also qualify your disclosure in this section, consistent with your response, to reflect that many factors have impacted the fluctuations of gold and currencies during the reference period and, as such, affect the usefulness of the correlation between the index and the respective commodities. We may have further comment.

RESPONSE: We have provided supplementally to the Staff pursuant to Rule 418 of the Securities Act copies of the Bloomberg, Thomson Reuters and World Gold Council materials that serve as the basis for the figures provided in response to comments 5 and 12 in the Staff’s letter dated September 25, 2014. Specifically, we have provided the Bloomberg, Thomson Reuters and World Gold Council materials that serve as the basis for Tables 1, 2 and 3 that were provided in the Registration Statement in response to comments 5 and 12 in your letter dated September 25, 2014, as well as the materials that serve as the basis for Table 4 that is included in the current version of the Registration Statement on page 50. The supplemental materials are composed of (1) the four tables provided in the Registration Statement, which provide data calculated on a yearly basis, and (2) the backup materials for the four tables that provide the data used to complete the tables on a daily basis. The tables and corresponding backup materials have been updated to reflect data through July 31, 2015.

In addition, we have revised the disclosure at page 46 to reflect that many factors have impacted the fluctuations of gold and currencies during the reference period and, as such, affect the usefulness of the correlation between the Index and the respective commodities.

The Gold Delivery Provider and The Gold Delivery Agreement, page 66

5.	We have reviewed your response to comment 14 and note your disclosure on page 67. Please tell us supplementally approximately what percentage of the fund’s assets you anticipate being subject to Gold Delivery Agreement(s) at any one time, and whether there will be more than one Gold Delivery Provider at any one time. Please also file the Form of Gold Delivery Agreement with your next amendment or provide us with a copy to review. We may have further comment.

RESPONSE: The Sponsor anticipates that 100% of the Fund’s assets will be subject to the Gold Delivery Agreement. Because the Fund is not actively managed, the Gold Delivery Agreement

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

August 28, 2015

is the mechanism used to deliver Gold into and out of the Fund to reflect the daily changes in the value of the Reference Currencies. The Sponsor anticipates that there will be no more than one Gold Delivery Provider at any one time. It is important to note, however, that only a small percentage of the Fund’s assets are expected to move into or out of the Fund on a daily basis as a result of the daily fluctuations in the Reference Currencies. The vast majority of the Fund’s Gold is expected to be contributed by Authorized Participants pursuant to Creation Unit transactions. Based on historical fluctuations in the value of the Reference Currencies and the price of Gold, the Sponsor expects that, on average, approximately 0.6% of the Fund’s assets would be moved into or out of the Fund as a result of fluctuations in the reference currencies on a daily basis. Of course, the actual amount moved in or out of the Fund may vary.

We have filed a Form of Gold Delivery Agreement with this amendment to the Registration Statement.

6.	We note your disclosure on page 67 that the Gold Delivery Agreement will not be traded on an organized exchange or cleared by a clearing organization, but rather will be negotiated and transacted on a bilateral basis. To the extent material, please describe your expected exposure to counterparty concentration, if any, and whether you expect to have any constraints in place with respect to counterparty exposure.

RESPONSE: The Gold Delivery Agreement is a bi-lateral contract for the delivery of physical Gold and is not intended to be traded on an exchange or cleared by a clearing organization. Although it is expected that the Fund will transact with only one counterparty the Sponsor expects that the Fund’s exposure to counterparty risk will be relatively low on a daily basis. The Sponsor’s conclusion is based primarily on two factors. First, the Fund expects to have no more than two days exposure to the Gold Delivery Provider (since transactions pursuant to the Gold Delivery Agreement will settle on a T+2 basis). Second, the Sponsor expects daily exposure to the Gold Delivery Provider to be relatively small. According to the Sponsor’s research, historical movements of the Reference Currencies on a daily basis have generally been approximately 0.6%. On a daily basis, the vast majority of the Fund’s assets are not exposed to counterparty risk of the Gold Delivery Provider. For these reasons, the Sponsor believes counterparty risk is relatively minimal. Nevertheless, additional disclosure has been added to the prospectus in this regard in the section entitled “Risks Related to the Gold Delivery Provider” at page 27.

Plan of Distribution, page 84

7.	We note the Specialist will be receiving Seed Creation Units in connection with the formation of the fund. Please provide us with an analysis as to whether the Specialist may be deemed an underwriter.

Kristina Aberg

Attorney-Adviser

U.S. Securities and Exchange Commission

August 28, 2015

RESPONSE: An NYSE Arca specialist will no longer be receiving Seed Creation Units in connection with the formation of the Fund. Instead, the Initial Purchaser will be receiving Creation Units in connection with the formation of the Fund. We have already indicated in the Registration Statement at pages 67 and 83 that the Initial Purchaser will be deemed a statutory underwriter.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-2

8.	We note your response to comment 17 in our letter dated September 25, 2014. Please file the tax opinions with your next amendment or provide the draft opinion for us to review with your next amendment.

RESPONSE: The Trust is seeking a Private Letter Ruling as to various tax matters from the Internal Revenue Service. These tax matters will be addressed in a subsequent amendment to the Registration Statement.

***

If you should have any questions, please do not hesitate to contact the undersigned at (212) 309-6650.

Very truly yours,

/s/ Richard M. Morris

cc:	Greg Collett, World Gold Council